Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
Exhibit 99.1
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OF
AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS), AUSTRALIA, CANADA, JAPAN OR ANY OTHER
JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.
MARKET RELEASE
Sibanye-Stillwater prices an oversubscribed, dual tranche US$1.2 billion Senior Notes offering
Johannesburg, 10 November 2021: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to report that it has priced an upsized US$1.2 billion senior notes offering (“New Bonds”). The New Bonds will be issued through the Group’s wholly owned subsidiary, Stillwater Mining Company (“SMC”). The offering is subject to customary closing conditions, and the settlement is expected to occur on or around 16 November 2021.

The New Bonds comprise two tranches: a US$675 million 5 year (non-call 2) tranche that will carry a 4.000%
per annum coupon and a US$525 million 8 year (non-call 4) tranche that will carry a 4.500% per annum coupon.

The net proceeds of the New Bonds will be used to redeem the 2025 Notes (as defined below), as well as for general corporate purposes, including advancing the Group’s green metals strategy through investments and accretive acquisitions to improve earnings diversification.

Sibanye-Stillwater has concurrently elected to issue a notice of redemption for SMC’s US$346,919,000
June 2025 Notes (“2025 Notes”) on 6 December 2021 (“Redemption Date”). The redemption price is
103.5625% of the principal amount of the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes up to, but excluding, the Redemption Date, amounting to US$370,195,096.66 (US$1,067.093750 per
US$1,000 stated principal amount of the 2025 Notes).

CEO, Neal Froneman commented: “The strong interest and support of our new bond issuance is a further vote of confidence in the Group’s prospects by the capital markets. The bond issuance allows a significant reduction in borrowing rate over extended debt maturities, while maintaining Group leverage well below our targeted level of 1x net debt to adjusted EBITDA.”

Citigroup Global Markets Inc., Merrill Lynch International, J.P. Morgan Securities plc and
Morgan Stanley & Co. International plc acted as Joint Global Coordinators for the New Bonds.

Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Counsel
Sibanye-Stillwater retained Linklaters and Edward Nathan Sonnenbergs as legal advisors in connection with the New Bonds.

REGULATORY DISCLAIMERS

The offering of the New Bonds will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus
Regulation.

The offering of the New Bonds will be made pursuant to an exemption under the UK Financial Services and Markets
Act 2000 and the UK Prospectus Regulation from the requirement to produce a prospectus for offers of securities.
This announcement does not constitute an advertisement for the purposes of the UK Prospectus Regulation.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States. This announcement does not constitute an offer to sell or the solicitation of an offer to buy the New Bonds, nor will there be any sale of the New Bonds referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The New Bonds referred to herein may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 (“Securities Act”), or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements. The New Bonds have not been registered under the U.S. Securities Act of 1933 (“Securities Act”), or any
U.S. State security laws. Accordingly, the New Bonds are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/COBS ECPs-only/No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

The documentation detailing the investment or investment activity to which this press release relates has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial
Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000
in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.

All statements other than statements of historical facts included in this report may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”,
“plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves;
any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of
Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities;
changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of
Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control
Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of
Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the
Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.